Exhibit 77(c)

Matters submitted to a Vote of Security Holders

On January 6, 2011 a Special Meeting of Shareholders of ING International Value Fund, a series of ING Mayflower Trust, was held at which the shareholders were asked to approve: (1) a new sub-advisory agreement between ING Investments, LLC ("ING Investments"), the Fund's investment adviser, and del Rey Global Investors, LLC, the proposed additional sub-adviser to the Fund, (2) a new sub-advisory agreement between ING Investments and ING Investment Management Asia/Pacific (Hong Kong) Limited, (3) a new sub-advisory agreement between ING Investments and ING Investment Management Advisors B.V., and (4) a "Manager-of-Managers" arrangement for the Fund to permit ING Investments, subject to prior approval by the Board of Trustees of ING Mayflower Trust, to enter into and materially amend agreements with unaffiliated sub-advisers without obtaining the approval of the Fund's shareholders.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING International	1	32,853,626.878	6,977,877.492	1,130,870.550	40,962,374.920
Value Fund	2A	32,757,041.963	7,051,153.199	1,154,179.758	40,962,374.920
	2B	32,793,138.920	7,012,718.670	1,156,517.330	40,962,374.920
	3	31,500,412.543	8,272,335.308	1,189,627.069	40,962,374.920

Proposals did not pass. Meeting was adjourned to February 3, 2011.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING International	1	45,206,802.919	7,553,058.264	2,021,033.041	54,780,894.224
Value Fund	2A	45,115,813.784	7,626,138.653	2,038,941.787	54,780,894.224
	2B	45,139,151.895	7,585,748.330	2,055,993.999	54,780,894.224
	3	43,597,675.362	9,102,837.913	2,080,380.949	54,780,894.224